Exhibit 99.1

China Zenix Auto International Limited Reports Fourth Quarter
 and Full Year 2017 Results

- Sales to the Chinese OEM market increased by 55.6% year-over-year and aluminum wheel shipment volume increased by 41.2% in the fourth quarter -

- 2017 revenue grew 25.8% to US$435.1 million -

ZHANGZHOU, China, March 15, 2018 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Financial Highlights

Fourth Quarter 2017:

•	Revenue was RMB736.3 million (US$113.2 million), up 24.4% year-over-year from RMB591.9 million in the fourth quarter of 2016;
•	Sales to the Chinese OEM market increased by 55.6% year-over-year to RMB397.9 million (US$61.2 million) from RMB255.7 million in the fourth quarter of 2016;
•	Tubeless steel wheel sales represented 43.2% of fourth quarter revenue compared to 35.4% in the fourth quarter of 2016;
•	Aluminum wheel sales grew 28.1% year-over-year;
•
Net profit and total comprehensive income was RMB9.5 million (US$1.5 million) with earnings per American Depositary Share (“ADS”) of RMB0.18 (US$ 0.03) compared with net loss and total comprehensive loss of RMB11.6 million with loss per ADS of RMB0.23 in the fourth quarter of 2016;

•	On December 31, 2017, total cash, cash equivalents and fixed bank deposits with a maturity period over three months were RMB 1,041.6 million (US$ 160.1 million).

Full Year 2017:

•	Revenue was RMB2,831.0 million (US$435.1 million), up 25.8% year-over-year from RMB2,249.5 million in 2016;
•	Sales to the Chinese OEM market increased by 78.9% to RMB1,533.0 million (US$235.6 million);
•	Net profit and total comprehensive income was RMB9.1 million (US$1.4 million) with earnings per ADS of RMB0.18 (US$0.03) compared with net loss of RMB25.9 million with loss per ADS of RMB0.50 in 2016.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "We are pleased to report that we have returned to profitability in 2017 as we rode the wave of robust OEM truck sales and increased our market share with leading OEMs. With our growing economy-of-scale, and the increased adoption of tubeless and aluminum wheels, we are confident that 2018 will continue to be a solid year for us.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, "As the largest supplier in the commercial vehicle wheel segment, we continue to implement our product strategy of introducing advanced wheels and enhancing our leading production efficiencies. As a result, our operating margin improved in 2017. We will continue to monitor our cash flow management to strengthen our balance sheet.”

2017 Fourth Quarter Results

Revenue for the fourth quarter ended December 31, 2017 was RMB736.3 million (US$113.2 million) from RMB 591.9 million for the fourth quarter of 2016. The increase in revenue on a year-over-year basis was mainly driven by increased demand for new trucks, especially heavy- and medium-duty trucks, due to the combined effects of the Government’s anti-overloading policy and increased development of infrastructure and residential properties in China.

Aftermarket sales in China decreased by 5.2% year-over-year to RMB235.4 million (US$36.2 million) in the fourth quarter of 2017 from RMB248.4 million in the fourth quarter of 2016. Total unit sales in the aftermarket decreased by 27.3% year-over-year while prices increased. The aftermarket wheel segment remained weak as higher OEM truck sales negatively affected aftermarket replacement volume.

Sales to the Chinese OEM market increased by 55.6% year-over-year to RMB397.9 million (US$61.2 million) in the fourth quarter of 2017 compared to RMB255.7 million in the same quarter of 2016. Total unit sales in the OEM market increased by 7.4% year-over-year as a result of continued truck sales growth, especially heavy- and medium-duty trucks, during the fourth quarter of 2017.

International sales increased by 17.2% year-over-year to RMB102.9 million (US$15.8 million) in the fourth quarter of 2017 compared to sales of RMB 87.8 million in the fourth quarter of 2016. Total unit volume in international sales decreased by 7.1% year-over-year in the fourth quarter of 2017 as weaker demand in the price sensitive regions such as Southeast Asia, negatively affected overall sales.

In the fourth quarter of 2017, domestic aftermarket sales, domestic OEM sales and international sales contributed 32.0%, 54.0% and 14.0% of revenue, respectively.

Sales of tubed steel wheels comprised 44.3% of 2017 fourth quarter revenue compared to 52.4% in the same quarter in 2016. Tubeless steel wheel sales represented 43.2% of 2017 fourth quarter revenue compared to 35.4% in the same quarter of 2016. Tubed and tubeless steel wheel sales remained the main sources of revenue for the Company.

However, sales of aluminum wheels continued to increase and accounted for 8.1% of fourth quarter revenue as compared to 7.9% in the same quarter a year ago.

Fourth quarter gross profit increased by 22.1% to RMB108.5 million (US$16.7 million), compared to RMB 88.8 million in the same quarter in 2016. Gross margin was 14.7%, compared with 15.0% in the fourth quarter of 2016. The decrease in gross margin on a year-over-year basis was mainly driven by the significant price appreciation of raw materials, namely steel, which slightly outpaced Zenix Auto’s wheel price increases.

Selling and distribution expenses decreased by 9.4% to RMB41.1 million (US$6.3 million) from RMB45.4 million in the fourth quarter of 2016. As a percentage of revenue, selling and distribution costs were reduced to 5.6% in the fourth quarter of 2017, compared to 7.7% in the same quarter a year ago.

Research and development ("R&D") expenses decreased by 34.1% to RMB15.5 million (US$2.4 million), compared to RMB23.5 million in the fourth quarter of 2016. R&D as a percentage of revenue was 2.1% in the fourth quarter of 2017, compared to 4.0% in same quarter of 2016.

Administrative expenses remained flat at RMB 34.4 million (US$5.3 million) from RMB34.4 million in the fourth quarter of 2016. However, as a percentage of revenue, administrative expenses were 4.7% in the fourth quarter of 2017, compared to 5.8% of revenue in the fourth quarter of 2016.

Net profit and total comprehensive income for the fourth quarter of 2017 was RMB9.5 million (US$1.5 million), compared to net loss and total comprehensive loss of RMB11.6 million in the same quarter of 2016.

Basic and diluted earnings per ADS in the fourth quarter of 2017 were RMB 0.18 (US$0.03) compared to basic and diluted loss per ADS of RMB0.23 in the same quarter of 2016.

In the fourth quarter of 2017, the Company recorded net cash outflows from operating activities of RMB41.8 million (US$6.4 million). Capital expenditures for the purchase of property, plant and equipment in the fourth quarter were RMB0.4 million (US$0.1 million).

During the fourth quarter of 2017 and 2016, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2017 Full Year Results

Revenue for the year ended December 31, 2017 grew 25.8% to RMB2,831.0 million (US$435.1 million) compared with RMB2,249.5 million in 2016.

Aftermarket sales decreased by 10.9% to RMB909.9 million (US$139.9 million) in 2017 and represented 32.1% of total revenue. Sales to the Chinese OEM market increased by 78.9% to RMB1,533.0 million (US$235.6 million) and represented 54.2% of total revenue. International sales increased by 4.4% to RMB388.0 million (US$ 59.6 million) compared to last year and represented 13.7% of total revenue.

Tubed steel wheel sales in 2017 accounted for 45.4% of revenue compared with 54.6% in 2016. Tubeless steel wheel sales accounted for 43.9% of revenue compared with 36.4% in 2016. With the increase in market acceptance, aluminum wheel sales accounted for 6.8% of revenue in 2017 compared with 4.6% in 2016.

Gross profit for year 2017 was RMB381.6 million (US$58.6 million), compared with RMB 387.5 million in 2016. Gross margin was 13.5% in 2017 as compared to 17.2% in 2016.

Net profit and total comprehensive income for full year 2017 was RMB9.1 million (US$1.4 million), compared with net loss and total comprehensive loss of RMB25.9 million in 2016. Basic and diluted earnings per ADS for the full year ended December 31, 2017 were RMB0.18 (US$0.03) as compared to basic and diluted loss per ADS of RMB0.50 in 2016.

As of December 31, 2017, Zenix Auto had bank balances and cash of RMB751.6 million (US$115.5 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$44.6 million). Total equity attributable to owners of the Company was RMB2,546.6 million (US$391.4 million).

For the year ended December 31, 2017, the Company recorded cash outflows from operating activities of RMB91.2 million (US$14.0 million). Capital expenditures for the purchase of property, plant and equipment were RMB35.6 million (US$5.5 million).

Conference Call Information

The Company will host a conference call on Thursday, March 15, 2018 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through April 15, 2018, at 8:00 a.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 26060 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the effective noon buying rate as of December 31, 2017 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 798 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of December 31, 2017. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com

- tables follow –

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive
Income
For the three months ended December 31, 2017 and 2016
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2016 Q4	2017 Q4	2017 Q4
	RMB' 000	RMB' 000	US$' 000
Revenue	591,888	736,284	113,165
Cost of sales	(503,068)	(627,815)	(96,493)
Gross profit	88,820	108,469	16,672
Other operating income	4,978	2,229	343
Net exchange gain(loss)	1,602	(1,181)	(182)
Selling and distribution costs	(45,432)	(41,147)	(6,324)
Research and development expenses	(23,528)	(15,503)	(2,383)
Administrative expenses	(34,423)	(34,434)	(5,292)
Finance costs	(5,344)	(5,423)	(833)
(Loss) Profit before taxation	(13,327)	13,010	2,000
Income tax credit (expense)	1,700	(3,513)	(540)
(Loss) Profit and total comprehensive income for the period	(11,627)	9,497	1,460
(Loss) Earnings per share
Basic	(0.06)	0.05	0.01
Diluted	(0.06)	0.05	0.01
(Loss) Earnings per ADS
Basic	(0.23)	0.18	0.03
Diluted	(0.23)	0.18	0.03
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
 Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive
Income
For the years ended December 31, 2017 and 2016
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2016	2017	2017
	RMB' 000	RMB' 000	US$' 000
Revenue	2,249,533	2,830,987	435,115
Cost of sales	(1,862,017)	(2,449,399)	(376,466)
Gross profit	387,516	381,588	58,649
Other operating income	11,680	21,171	3,254
Net exchange gain(loss)	2,546	(3,521)	(541)
Selling and distribution costs	(181,911)	(173,800)	(26,713)
Research and development expenses	(84,639)	(57,419)	(8,825)
Administrative expenses	(139,377)	(130,203)	(20,012)
Finance costs	(21,387)	(21,375)	(3,285)
(Loss) Profit before taxation	(25,572)	16,441	2,527
Income tax expense	(352)	(7,389)	(1,136)
(Loss) Profit and total comprehensive income for the year	(25,924)	9,052	1,391
(Loss) Earnings per share
Basic	(0.13)	0.04	0.01
Diluted	(0.13)	0.04	0.01
(Loss) Earnings per ADS
Basic	(0.50)	0.18	0.03
Diluted	(0.50)	0.18	0.03
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)
	December 31 2016	December 31 2017	December 31 2017
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	138,740	178,034	27,363
Trade and other receivables and prepayments	695,856	900,162	138,352
Prepaid lease payments	9,425	9,425	1,449
Pledged bank deposits	32,100	35,200	5,410
Fixed bank deposits with maturity period over three months	290,000	290,000	44,572
Bank balances and cash	896,799	751,612	115,521
Total current assets	2,062,920	2,164,433	332,667
Non-Current Assets
Property, plant and equipment	1,379,287	1,272,774	195,622
Prepaid lease payments	376,449	367,024	56,411
Deferred tax assets	23,836	25,500	3,919
Intangible assets	17,000	17,000	2,613
Total non-current assets	1,796,572	1,682,298	258,565
Total assets	3,859,492	3,846,731	591,232
EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	668,633	635,425	97,663
Amount due to a shareholder	1,398	8,742	1,344
Taxation payable	109	3,573	549
Short-term bank borrowings	558,000	558,000	85,763
Total current liabilities	1,228,140	1,205,740	185,319
Deferred tax liabilities	85,286	86,670	13,321
Deferred income	8,496	7,699	1,183
Total non-current liabilities	93,782	94,369	14,504
Total liabilities	1,321,922	1,300,109	199,823
EQUITY
Share capital	136	136	21
Paid in capital	392,076	392,076	60,261
Reserves	2,145,358	2,154,410	331,127
Total equity attributable to owners of the company	2,537,570	2,546,622	391,409
Total equity and liabilities	3,859,492	3,846,731	591,232

China Zenix Auto International Limited
Unaudited Consolidated Statement of Cash Flows
For the year ended December 31, 2017
(RMB and US$ amounts expressed in thousands)

OPERATING ACTIVITIES	Year Ended December 31, 2017
	RMB' 000	US$' 000
Profit before taxation	16,441	2,527
Adjustments for:
Amortization of prepaid lease payments	9,425	1,449
Depreciation of property, plant and equipment	147,959	22,741
Release of deferred income	(797)	(122)
Finance costs	21,375	3,285
Loss on disposal of property, plant and equipment	31	5
Interest income	(11,020)	(1,694)
Operating cash flows before movements in working capital	183,414	28,191
Increase in inventories	(39,294)	(6,039)
Increase in trade and other receivables and prepayments	(206,950)	(31,807)
Decrease in trade and other payables and accruals	(36,148)	(5,556)
Cash used in operations	(98,978)	(15,211)
Interest received	11,040	1,697
PRC income tax paid	(3,274)	(503)
NET CASH USED IN OPERATING ACTIVITIES	(91,212)	(14,017)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(35,617)	(5,475)
Withdrawal of pledged bank deposits	4,000	614
Placement of pledged bank deposits	(7,100)	(1,091)
Proceeds on disposal of property, plant and equipment	238	37
Placement of fixed bank deposits with maturity periods over three months	(580,000)	(89,144)
Withdrawal of fixed bank deposits with maturity periods over three months	580,000	89,144
NET CASH USED IN INVESTING ACTIVITIES	(38,479)	(5,915)
FINANCING ACTIVITIES
New bank borrowings raised	558,000	85,763
Repayment of bank borrowings	(558,000)	(85,763)
Interest paid	(24,533)	(3,771)
Advance from a shareholder	7,344	1,129
NET CASH USED IN FINANCING ACTIVITIES	(17,189)	(2,642)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(146,880)	(22,574)
Cash and cash equivalents at beginning of the year	896,799	137,835
Effect of foreign exchange rate changes	1,693	260
Cash and cash equivalents at end of the year	751,612	115,521